EnCana news release	news release
EnCana’s second quarter cash flow reaches US$1.8 billion,
or $2.15 per share – up 22 percent
Natural gas sales increase 5 percent to 3.36 billion cubic feet per day
Second quarter 2006 highlights
•	Cash flow of US$2.15 per share diluted, or $1.82 billion

•	Operating earnings of 98 cents per share diluted, or $824 million

•	Net earnings of $2.55 per share diluted, or $2.16 billion, which includes:
o	A $582 million after-tax gain on the sale of discontinued operations comprised of
▪	an $814 million gain on the sale of natural gas storage assets and

▪	a $232 million net loss which is related to the recording of the expected final settlement of the sale of EnCana’s Ecuador interests.
o	A $457 million gain due to Canadian federal and Alberta tax rate changes

o	An unrealized $160 million after-tax gain due to mark-to-market accounting of commodity price hedges
•	Natural gas sales increased 5 percent to 3.36 billion cubic feet per day (Bcf/d)

•	Oil and natural gas liquids (NGLs) sales from continuing operations down 2 percent to 153,470 barrels per day (bbls/d)

•	Total natural gas and liquids sales of 4.28 billion cubic feet of gas equivalent per day (Bcfe/d), down 7 percent, due to divestiture of Ecuador interests

•	Key resource play production up 12 percent

•	Advanced market integration strategy with potential downstream partners for major expansion of in-situ oilsands developments over the next decade. Announcement expected in third quarter of 2006
Calgary, Alberta, (July 25, 2006) – EnCana Corporation (TSX & NYSE: ECA) generated robust cash flow and operating earnings during the second quarter of 2006 due to substantially increased heavy oil prices plus strong natural gas sales that benefited from favourable gas price hedges.
“After six months as CEO, I am pleased to report that our sales are on plan, capital investment, adjusted for the appreciation of the Canadian dollar, is within guidance and financial results are ahead of target. We continue to advance our oilsands market integration strategy with potential partners, which is aimed at helping pave the way for a major expansion of our bitumen production over the next decade. Our strategy remains constant – building the net asset value of every EnCana share through disciplined investment in unconventional resources,” said Randy Eresman, EnCana’s President & Chief Executive Officer. “In the past year, production from our key resource plays is up 12 percent and we are on track to achieve our 2006 guidance by growing sales by about 7 percent this year. So far in 2006, we have re-invested proceeds from our asset sales to purchase 43.7 million EnCana shares, representing 5.1 percent of the shares outstanding at the end of 2005.”
Gas production to ramp up in second half of 2006
“As expected, our gas sales have been relatively flat for the first half of the year. However, production is projected to ramp up in the second half with the start up of two new gas processing plants in northeast British Columbia and west central Alberta, extensive shallow gas well tie-ins in southern Alberta and increased drilling in our Jonah field in Wyoming,” Eresman said.

IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report sales and reserves on an after-royalties basis. EnCana’s Ecuador interests and its natural gas liquids business were sold and are discontinued. The company is reporting its natural gas storage business as discontinued because EnCana is in the process of selling it. Total results, which include results from natural gas liquids business, Ecuador and natural gas storage, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its website – www.encana.com. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Second quarter 2006 highlights
(all year-over-year comparisons are to the second quarter of 2005)
Financial
•	Cash flow per share diluted increased 22 percent to $2.15, or $1.82 billion

•	Operating earnings per share increased 34 percent to 98 cents, or $824 million

•	Net earnings of $2.16 billion, or $2.55 per share, compared to 94 cents per share one year earlier

•	Return on capital employed of 29 percent

•	Purchased 22.4 million EnCana shares at an average price of US$48.64 under the Normal Course Issuer Bid

•	Reduced shares outstanding by 4.6 percent, net of share option exercises, since December 31, 2005

•	Risk management measures resulted in a realized after-tax gain of $108 million
Operating
•	Natural gas sales of 3.36 Bcf/d, up 5 percent

•	Oil and NGLs sales from continuing operations down 2 percent to 153,470 bbls/d

•	Total gas and liquids sales from continuing operations increased 3 percent to 4.28 Bcfe/d

•	Total gas and liquids sales of 4.28 Bcfe/d, down 7 percent, due to divestiture of Ecuador interests

•	Key resource play production up 12 percent

•	Operating costs in continuing operations of 82 cents per thousand cubic feet equivalent (Mcfe), compared to 66 cents per Mcfe one year earlier

•	Drilled 558 net wells in continuing operations, compared to 1,017 net wells one year earlier

•	Upstream core capital investment in continuing operations of $1.6 billion
Strategic events
•	EnCana approved two 30,000-barrel-per-day expansions at its Foster Creek in-situ oilsands project
o	First expansion expected to start up late 2008; the second expected by late 2009

o	Foster Creek oilsands production now expected to reach 120,000 bbls/d by the end of 2009
•	Continued to advance market integration strategy with potential downstream partners for major expansion of in-situ oilsands developments over the next decade. Discussions remain on track towards an expected announcement in third quarter of 2006

•	Completed first phase of sale of natural gas storage business for approximately $1.3 billion

•	Invested about $250 million to increase interest in promising Deep Bossier natural gas assets in East Texas from 30 to 50 percent
2006 sales guidance affirmed, exchange rate impact updated in corporate guidance
EnCana affirms its 2006 sales guidance of between 4.35 billion and 4.52 billion cubic feet of gas equivalent per day, which, at the midpoint, is an increase of 7 percent from 2005 sales. The 2006 sales guidance is comprised of between 3.42 billion and 3.56 billion cubic feet of gas per day and between 155,000 and 160,000 bbls/d of oil and NGLs. In order to reflect exchange rates, EnCana has updated its 2006 US$/C$ exchange rate assumption from 85 to 88 cents. Updated guidance is posted on the company’s website at encana.com.

Financial Summary – Total Consolidated

				6	6
(for the period ended June 30)	Q2	Q2		months	months
($ millions, except per share amounts)	2006	2005	% Δ	2006	2005	% Δ
Cash flow	1,815	1,572	+ 15	3,506	2,985	+ 17
Per share diluted	2.15	1.76	+ 22	4.10	3.31	+ 24
Net earnings	2,157	839	n/a	3,631	794	n/a
Per share diluted	2.55	0.94	n/a	4.24	0.88	n/a
Operating earnings	824	655	+ 26	1,518	1,266	+ 20
Per share diluted	0.98	0.73	+ 34	1.77	1.41	+ 26

Earnings Reconciliation Summary – Total Consolidated

Net earnings from continuing operations	1,593	774	n/a	3,065	612	n/a
Net earnings from discontinued operations	564	65	n/a	566	182	n/a
Net earnings (Add back losses & deduct gains)	2,157	839	n/a	3,631	794	n/a
Unrealized mark-to-market hedging gain (loss), after-tax	160	222	n/a	990	(419)	n/a

Unrealized foreign exchange gain (loss) on translation of U.S. dollar debt issued in Canada, after-tax	134	(38)	n/a	131	(53)	n/a

Future tax recovery due to Canada and Alberta tax rates reductions	457	—	n/a	457	—	n/a

Gain on sale of discontinued operations[1]	582	—	n/a	535	—	n/a
Operating earnings	824	655	+ 26	1,518	1,266	+ 20
Per share diluted	0.98	0.73	+ 34	1.77	1.41	+ 26

[1]	Includes $814 million gain on natural gas storage sale and $232 million loss ($279 million loss in first half) on sale of Ecuador interests in second quarter
Sales & Drilling Summary
Total Consolidated

(for the period ended June 30)	Q2	Q2		6 months	6 months
(After royalties)	2006	2005	% Δ	2006	2005	% Δ
Natural Gas sales (MMcf/d)	3,361	3,212	+ 5	3,352	3,179	+ 5
Natural gas sales per 1,000 shares (Mcf)	369	335	+ 10	723	653	+ 11
Oil and NGLs sales (bbls/d) [2]	153,470	230,284	- 33	183,042	229,978	- 20
Oil and NGLs sales per 1,000 shares (Mcfe) [2]	101	144	- 30	237	283	- 16
Total sales (MMcfe/d) [2]	4,282	4,594	- 7	4,450	4,559	- 2
Total sales per 1,000 shares (Mcfe) [2]	470	479	- 2	960	936	+ 3
Net wells drilled	558	1,021	- 45	1,846	2,378	- 22

Continuing Operations

North America Natural Gas sales (MMcf/d)	3,361	3,212	+ 5	3,352	3,179	+ 5
North America Oil and NGLs (bbls/d)	153,470	157,108	- 2	158,105	157,145	+ 1
Total sales (MMcfe/d)	4,282	4,155	+ 3	4,300	4,122	+ 4
Net wells drilled	558	1,017	- 45	1,840	2,370	- 22

[2]	Sales down due primarily to sale of Ecuador interests, which had sales of about 73,000 bbls/d in the first half of 2005

Key resource play production up 12 percent in past year
Second quarter 2006 oil and gas production from key North American resource plays increased 12 percent compared to the second quarter of 2005. This was driven mainly by increases in gas production from coalbed methane projects in central and southern Alberta, Bighorn in west-central Alberta, Cutbank Ridge in northeast British Columbia, Jonah in Wyoming, Piceance in Colorado and the Barnett Shale play in the Fort Worth basin.
Growth from key North American resource plays

	Daily Production
Resource Play	2006			2005					2004
(After royalties)	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas (MMcf/d)
Jonah	456	450	461	435	454	440	416	431	389
Piceance	320	324	316	307	326	302	302	300	261
East Texas	96	93	99	90	98	94	85	82	50
Fort Worth	101	108	93	70	88	66	63	61	27
Greater Sierra	216	224	208	219	226	225	228	195	230
Cutbank Ridge	157	173	140	92	125	105	80	56	40
Bighorn	84	95	72	55	56	57	53	56	42
CBM	105	106	104	57	77	62	51	38	17
Shallow Gas	603	590	615	625	625	616	633	625	592
Oil (Mbbls/d)
Foster Creek	35	33	36	29	35	27	24	30	29
Christina Lake	6	6	6	5	5	6	7	4	4
Pelican Lake	25	22	29	26	28	27	27	21	19

Total (MMcfe/d)	2,534	2,528	2,536	2,311	2,479	2,326	2,259	2,176	1,960

% change from Q2 2005		12
% change from prior period		(0.3)	2.3	17.9	6.6	3.0	3.8	7.0
Drilling activity in key North American resource plays

	Net Wells Drilled
	2006			2005					2004
Resource Play	YTD	Q2	Q1	Full year	Q4	Q3	Q2	Q1	Full Year

Natural Gas
Jonah	74	48	26	104	21	25	30	28	70
Piceance	122	59	63	266	55	69	65	77	250
East Texas	36	17	19	84	20	21	22	21	50
Fort Worth	56	27	29	59	20	18	12	9	36
Greater Sierra	94	34	60	164	25	33	47	59	187
Cutbank Ridge	62	36	26	135	34	40	38	23	50
Bighorn	38	18	20	51	20	10	10	11	20
CBM	352	19	333	1,084	327	216	219	322	760
Shallow Gas	396	199	197	1,267	288	341	365	273	1,552
Oil
Foster Creek	10	—	10	39	13	14	2	10	11
Christina Lake	2	—	2	—	—	—	—	—	2
Pelican Lake	—	—	—	52	—	3	33	16	92

Total	1,242	457	785	3,305	823	790	843	849	3,080

Second quarter realized natural gas prices, including hedging, up 6 percent from one year earlier
EnCana’s second quarter realized gas price, including the impact of financial hedging, averaged $6.50 per thousand cubic feet (Mcf), up 6 percent from the comparable price of $6.11 per Mcf in the second quarter of 2005. EnCana’s natural gas prices, excluding financial hedging, averaged $5.84 per Mcf, down 7 percent in the second quarter of 2006 from an average of $6.25 per Mcf in the same 2005 period. Following the recent warm winter, North American gas storage levels remain well above long-term averages for this time of year, a market condition that is expected to put downward pressure on short-term gas prices. The second quarter benchmark NYMEX index gas price averaged $6.78 per Mcf, up 1 percent from $6.73 per Mcf in the second quarter of 2005. The second quarter Canadian benchmark gas price was down 15 percent to C$6.27 per Mcf while U.S. Rockies benchmark gas prices were 11 percent lower to $5.36 per Mcf, compared to last year.
About 97 percent of remaining 2006 forecast gas sales has floor price protection
EnCana has entered into financial contracts, put options and fixed price agreements, for 97 percent of the company’s forecast gas sales during the last half of 2006 at an average NYMEX price of $7.29 per Mcf. This gas price hedging strategy helps assure cash flow for the company’s capital programs.
Managing transportation risk to gas prices
Natural gas transportation constraints between producing regions in the U.S. Rockies and Western Canada and consuming regions increase the volatility in gas prices. To add further certainty of cash flow, EnCana has entered into basis hedges to reduce this volatility. For the remainder of 2006, EnCana has hedged 100 percent of its anticipated U.S. Rockies basis differential exposure at an average of 65 cents per Mcf. In Canada for 2006, EnCana has hedged 34 percent of its anticipated AECO basis differential exposure at an average of 69 cents per Mcf and has an additional 40 percent of anticipated production subject to transport and aggregator contracts.
Second quarter realized liquids prices, including hedging, up 82 percent; world oil prices remain strong
During the second quarter of 2006, increased market reach via new pipelines to the southern U.S. refining region and strong asphalt demand for the summer paving season resulted in substantially higher prices for Canadian heavy oil. Second quarter realized liquids prices, including financial hedging, increased 82 percent to average $49.01 per barrel, compared to the same period in 2005. Excluding financial hedging, realized liquids prices increased 65 percent averaging $52.44 per barrel. In the second quarter, the West Texas Intermediate (WTI)/Western Canada Select differential averaged $17.55 per barrel, down 15 percent from $20.72 per barrel in the same 2005 period. Continued unrest in major world oil producing regions has kept global oil prices strong. During the second quarter of 2006, the benchmark WTI crude oil price averaged $70.72 per barrel, up 33 percent from the second quarter 2005 of $53.22 per barrel.
Risk management strategy
Detailed risk management positions at June 30, 2006 are presented in Note 14 to the unaudited second quarter consolidated financial statements. In the second quarter of 2006, EnCana’s financial price risk management measures resulted in a realized after-tax gain of approximately $108 million, comprised of a $135 million gain on gas hedges, a $31 million loss on liquids hedges and a $4 million gain on other hedges.
Corporate developments
Quarterly dividend of 10 cents per share approved
EnCana’s board of directors has approved a quarterly dividend of 10 cents per share, which is payable on September 29, 2006 to common shareholders of record as of September 15, 2006.
Normal Course Issuer Bid purchases
To date in 2006, EnCana has purchased for cancellation approximately 43.7 million of its shares at an average price of US$47.37 per share under its current Normal Course Issuer Bid, which allows the company to purchase up to 10 percent of the company’s public float at the time of the approval of the bid – October 2005. The company had 815.8 million shares outstanding at June 30, 2006.

Ecuador indemnity
On February 28, 2006 EnCana completed the sale of its interests in Ecuador operations for $1.4 billion and recorded a loss on sale of $47 million. During the second quarter, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator. This is an event requiring indemnification under the terms of EnCana’s sale agreement with Andes Petroleum Company. The purchaser requested payment and EnCana has accrued the maximum amount, calculated in accordance with the terms of the agreement, of approximately $265 million, which results in a $232 million net loss being recorded against net earnings in the second quarter of 2006. At this point EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreement will be required to be made to the purchaser.
Financial strength
EnCana maintains a strong balance sheet. At June 30, 2006 the company’s net debt-to-capitalization ratio was 26:74. EnCana’s net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, was 0.6 times. These ratios are below the company’s targeted range for net debt-to-capitalization of between 30 and 40 percent and 1.0 to 2.0 times for net debt-to-adjusted-EBITDA.
In the second quarter of 2006, EnCana invested $1,632 million of core capital. Net divestitures were $803 million, resulting in net capital investment in total operations of $829 million. EnCana’s 2006 capital program is expected to be funded by cash flow.

CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana will host a conference call and webcast to discuss its second quarter results today, Tuesday, July 25, 2006, at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (800) 289-0572 (toll-free in North America) or (913) 981-5543 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:00 p.m. MT on July 25 until midnight July 29, 2006 by dialling (888) 203-1112 or (719) 457-0820 and entering access code 8194693.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
EnCana Corporation
With an enterprise value of approximately US$46 billion, EnCana is one of North America’s leading natural gas producers, the largest holder of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and longer producing lives than conventional plays. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, total operating earnings and adjusted EBITDA.
•	Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain or loss on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

•	Adjusted EBITDA is a non-GAAP measure that is defined as earnings from Continuing Operations before gain on disposition, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.
Management believes that the inclusion of total operating earnings enhances the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Unbooked resource potential
EnCana defines unbooked resource potential as quantities of oil and natural gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play performance and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, cash flow and increase in net asset value); anticipated life of proved reserves; anticipated unbooked resource potential; anticipated conversion of unbooked resource potential to proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated bitumen production expansion including expansions of and production from Foster Creek and the timing thereof; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy and its impact on cash flow, upside potential and downside protection; anticipated purchases pursuant to the Normal Course Issuer Bid; potential demand for gas; anticipated production in 2006 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs sales in 2006 and beyond; anticipated ability to meet production, operating cost and sales guidance targets; anticipated costs, including costs associated with developing unbooked resource potential and expected costs to develop the company’s drilling inventory; the potential for reduced industry activity in the future and the impact thereof on costs; anticipated prices for crude oil and natural gas; anticipated indemnity payments related to the Ecuador divestiture and the potential amount of such payments; the expected date for receipt of California regulatory approvals in respect of the sale of the company’s remaining gas storage assets and the expected gain on the sale of such assets; the expected timing of the sale of certain offshore Brazil assets; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based on the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

Second quarter report
for the period ended June 30, 2006
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2006	2005	2006		2005

REVENUES, NET OF ROYALTIES	(Note 3)
Upstream		$2,749	$2,227		$5,440	$4,333
Market Optimization		825	844		1,541	1,738
Corporate — Unrealized gain (loss) on risk management		230	315		1,493	(647)

		3,804	3,386		8,474	5,424
EXPENSES	(Note 3)
Production and mineral taxes		51	97		190	184
Transportation and selling		152	130		304	263
Operating		395	315		807	615
Purchased product		794	821		1,483	1,700
Depreciation, depletion and amortization		790	669		1,555	1,348
Administrative		75	66		133	127
Interest, net	(Note 6)	83	101		171	201
Accretion of asset retirement obligation	(Note 10)	12	9		24	18
Foreign exchange (gain) loss, net	(Note 7)	(202)	119		(158)	151
Stock-based compensation — options		—	4		—	8
(Gain) on dispositions		(8)	—		(17)	—

		2,142	2,331		4,492	4,615

NET EARNINGS BEFORE INCOME TAX		1,662	1,055		3,982	809
Income tax expense	(Note 8)	69	281		917	197

NET EARNINGS FROM CONTINUING OPERATIONS		1,593	774		3,065	612
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 4)	564	65		566	182

NET EARNINGS		$2,157	$839		$3,631	$794

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 13)
Basic		$1.92	$0.89		$3.65	$0.69
Diluted		$1.88	$0.87		$3.58	$0.68

NET EARNINGS PER COMMON SHARE	(Note 13)
Basic		$2.60	$0.96		$4.33	$0.90
Diluted		$2.55	$0.94		$4.24	$0.88

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

				Six Months Ended
				June 30,
($ millions)				2006		2005

RETAINED EARNINGS, BEGINNING OF YEAR				$9,481		$7,935
Net Earnings				3,631		794
Dividends on Common Shares				(146)		(110)
Charges for Normal Course Issuer Bid	(Note 11)			(1,700)		(1,124)
Charges for Shares Repurchased and Held				—		(147)

RETAINED EARNINGS, END OF PERIOD				$11,266		$7,348

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2006	2005

ASSETS
Current Assets
Cash and cash equivalents		$253	$105
Accounts receivable and accrued revenues		1,518	1,851
Risk management	(Note 14)	965	495
Inventories		109	103
Assets of discontinued operations	(Note 4)	195	1,050

		3,040	3,604
Property, Plant and Equipment, net	(Note 3)	27,855	24,881
Investments and Other Assets		546	496
Risk Management	(Note 14)	313	530
Assets of Discontinued Operations	(Note 4)	—	2,113
Goodwill		2,618	2,524

	(Note 3)	$34,372	$34,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,292	$2,741
Income tax payable		875	392
Risk management	(Note 14)	170	1,227
Liabilities of discontinued operations	(Note 4)	363	438
Current portion of long-term debt	(Note 9)	73	73

		3,773	4,871
Long-Term Debt	(Note 9)	5,759	6,703
Other Liabilities		87	93
Risk Management	(Note 14)	18	102
Asset Retirement Obligation	(Note 10)	906	816
Liabilities of Discontinued Operations	(Note 4)	—	267
Future Income Taxes		5,764	5,289

		16,307	18,141

Shareholders’ Equity
Share capital	(Note 11)	4,859	5,131
Paid in surplus		140	133
Retained earnings		11,266	9,481
Foreign currency translation adjustment		1,800	1,262

		18,065	16,007

		$34,372	$34,148

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2006	2005	2006	2005

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,593	$774	$3,065	$612
Depreciation, depletion and amortization		790	669	1,555	1,348
Future income taxes	(Note 8)	(228)	(379)	289	(674)
Cash tax on sale of assets		—	591	—	591
Unrealized (gain) loss on risk management	(Note 14)	(230)	(314)	(1,491)	645
Unrealized foreign exchange (gain) loss		(143)	105	(83)	123
Accretion of asset retirement obligation	(Note 10)	12	9	24	18
(Gain) on dispositions		(8)	—	(17)	—
Other		53	47	76	86

Cash flow from continuing operations		1,839	1,502	3,418	2,749
Cash flow from discontinued operations		(24)	70	88	236

Cash flow		1,815	1,572	3,506	2,985
Net change in other assets and liabilities		38	(16)	27	(14)
Net change in non-cash working capital from continuing operations		1,508	(687)	3,552	(73)
Net change in non-cash working capital from discontinued operations		(1,036)	12	(2,463)	(99)

		2,325	881	4,622	2,799

INVESTING ACTIVITIES
Capital expenditures	(Note 3)	(1,903)	(1,437)	(3,864)	(2,946)
Proceeds on disposal of assets	(Note 5)	2	2,406	257	2,459
Cash tax on sale of assets		—	(591)	—	(591)
Net change in investments and other		(59)	(27)	18	(8)
Net change in non-cash working capital from continuing operations		(270)	290	(151)	451
Discontinued operations		1,064	(62)	2,377	(135)

		(1,166)	579	(1,363)	(770)

FINANCING ACTIVITIES
Net (repayment) of revolving long-term debt		(101)	(682)	(982)	(715)
Repayment of long-term debt		—	—	—	(1)
Issuance of common shares	(Note 11)	49	83	101	184
Purchase of common shares	(Note 11)	(1,095)	(902)	(2,073)	(1,662)
Dividends on common shares		(82)	(66)	(146)	(110)
Other		(1)	(1)	(11)	(3)

		(1,230)	(1,568)	(3,111)	(2,307)

DEDUCT: FOREIGN EXCHANGE (GAIN) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	(1)	—	(2)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(71)	(107)	148	(276)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		324	424	105	593

CASH AND CASH EQUIVALENTS, END OF PERIOD		$253	$317	$253	$317

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.
2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. As of January 1, 2006, purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis in the Consolidated Statement of Earnings. This change has been adopted prospectively and has no effect on the net earnings of the reported periods.
3. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East, Greenland and France.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization purchases substantially all of the Company’s North American Upstream production for sale to third party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 4.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$2,749	$2,227	$825	$844
Expenses
Production and mineral taxes	51	97	—	—
Transportation and selling	142	126	10	4
Operating	383	296	13	18
Purchased product	—	—	794	821
Depreciation, depletion and amortization	768	648	2	3

Segment Income (Loss)	$1,405	$1,060	$6	$(2)

	Corporate *		Consolidated
	2006	2005	2006	2005

Revenues, Net of Royalties	$230	$315	$3,804	$3,386
Expenses
Production and mineral taxes	—	—	51	97
Transportation and selling	—	—	152	130
Operating	(1)	1	395	315
Purchased product	—	—	794	821
Depreciation, depletion and amortization	20	18	790	669

Segment Income	$211	$296	1,622	1,354

Administrative			75	66
Interest, net			83	101
Accretion of asset retirement obligation			12	9
Foreign exchange loss (gain), net			(202)	119
Stock-based compensation — options			—	4
(Gain) on divestitures			(8)	—

			(40)	299

Net Earnings Before Income Tax			1,662	1,055
Income tax expense			69	281

Net Earnings From Continuing Operations			$1,593	$774

*	For the three months ended June 30, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$230	$315
Operating Expenses and Other — Corporate	—	(1)

Total Unrealized Gain on Risk Management before-tax — Continuing Operations	$230	$314

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)

	Canada		United States
Upstream	2006	2005	2006	2005

Revenues, Net of Royalties	$1,911	$1,514	$766	$655
Expenses
Production and mineral taxes	24	29	27	68
Transportation and selling	90	85	52	41
Operating	245	200	75	48
Depreciation, depletion and amortization	539	469	216	171

Segment Income	$1,013	$731	$396	$327

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$72	$58	$2,749	$2,227
Expenses
Production and mineral taxes	—	—	51	97
Transportation and selling	—	—	142	126
Operating	63	48	383	296
Depreciation, depletion and amortization	13	8	768	648

Segment Income (Loss)	$(4)	$2	$1,405	$1,060

Upstream Geographic and Product Information (Continuing Operations) (For the three months ended June 30)

	Produced Gas
	Canada		United States		Total
Produced Gas	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,296	$1,184	$695	$601	$1,991	$1,785
Expenses
Production and mineral taxes	15	21	23	62	38	83
Transportation and selling	71	71	52	41	123	112
Operating	153	122	75	48	228	170

Operating Cash Flow	$1,057	$970	$545	$450	$1,602	$1,420

	Oil & NGLs
	Canada		United States		Total
Oil & NGLs	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$615	$330	$71	$54	$686	$384
Expenses
Production and mineral taxes	9	8	4	6	13	14
Transportation and selling	19	14	—	—	19	14
Operating	92	78	—	—	92	78

Operating Cash Flow	$495	$230	$67	$48	$562	$278

	Other		Total Upstream
Other & Total Upstream	2006	2005	2006	2005

Revenues, Net of Royalties	$72	$58	$2,749	$2,227
Expenses
Production and mineral taxes	—	—	51	97
Transportation and selling	—	—	142	126
Operating	63	48	383	296

Operating Cash Flow	$9	$10	$2,173	$1,708

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)

	Upstream		Market Optimization
	2006	2005	2006	2005

Revenues, Net of Royalties	$5,440	$4,333	$1,541	$1,738
Expenses
Production and mineral taxes	190	184	—	—
Transportation and selling	291	257	13	6
Operating	776	588	31	29
Purchased product	—	—	1,483	1,700
Depreciation, depletion and amortization	1,512	1,308	5	5

Segment Income (Loss)	$2,671	$1,996	$9	$(2)

	Corporate *		Consolidated
	2006	2005	2006	2005

Revenues, Net of Royalties	$1,493	$(647)	$8,474	$5,424
Expenses
Production and mineral taxes	—	—	190	184
Transportation and selling	—	—	304	263
Operating	—	(2)	807	615
Purchased product	—	—	1,483	1,700
Depreciation, depletion and amortization	38	35	1,555	1,348

Segment Income (Loss)	$1,455	$(680)	4,135	1,314

Administrative			133	127
Interest, net			171	201
Accretion of asset retirement obligation			24	18
Foreign exchange (gain) loss, net			(158)	151
Stock-based compensation — options			—	8
(Gain) on dispositions			(17)	—

			153	505

Net Earnings Before Income Tax			3,982	809
Income tax expense			917	197

Net Earnings From Continuing Operations			$3,065	$612

*	For the six months ended June 30, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 14):

	2006	2005

Revenues, Net of Royalties — Corporate	$1,493	$(647)
Operating Expenses and Other — Corporate	(2)	2

Total Unrealized Gain (Loss) on Risk Management before-tax — Continuing Operations	$1,491	$(645)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)

Upstream	Canada		United States
	2006	2005	2006	2005

Revenues, Net of Royalties	$3,741	$2,940	$1,545	$1,274
Expenses
Production and mineral taxes	69	51	121	133
Transportation and selling	173	172	118	85
Operating	487	392	143	92
Depreciation, depletion and amortization	1,065	931	426	359

Segment Income	$1,947	$1,394	$737	$605

Transportation and selling for the United States includes a one time payment in the first quarter of 2006 of $14 million to terminate a long-term physical delivery contract.

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$154	$119	$5,440	$4,333
Expenses
Production and mineral taxes	—	—	190	184
Transportation and selling	—	—	291	257
Operating	146	104	776	588
Depreciation, depletion and amortization	21	18	1,512	1,308

Segment Income (Loss)	$(13)	$(3)	$2,671	$1,996

Upstream Geographic and Product Information (Continuing Operations) (For the six months ended June 30)

	Produced Gas
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$2,737	$2,317	$1,413	$1,165	$4,150	$3,482
Expenses
Production and mineral taxes	51	37	112	121	163	158
Transportation and selling	138	141	118	85	256	226
Operating	306	243	143	92	449	335

Operating Cash Flow	$2,242	$1,896	$1,040	$867	$3,282	$2,763

Transportation and selling for the United States includes a one time payment in the first quarter of 2006 of $14 million to terminate a long-term physical delivery contract.

	Oil & NGLs
	Canada		United States		Total
	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$1,004	$623	$132	$109	$1,136	$732
Expenses
Production and mineral taxes	18	14	9	12	27	26
Transportation and selling	35	31	—	—	35	31
Operating	181	149	—	—	181	149

Operating Cash Flow	$770	$429	$123	$97	$893	$526

	Other		Total Upstream
	2006	2005	2006	2005

Revenues, Net of Royalties	$154	$119	$5,440	$4,333
Expenses
Production and mineral taxes	—	—	190	184
Transportation and selling	—	—	291	257
Operating	146	104	776	588

Operating Cash Flow	$8	$15	$4,183	$3,304

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Upstream Core Capital
Canada	$953	$830	$2,302	$1,871
United States	633	475	1,170	878
Other Countries	21	16	39	29

	1,607	1,321	3,511	2,778

Upstream Acquisition Capital
Canada	21	20	29	23
United States	250	6	257	15

	271	26	286	38

Market Optimization	9	81	38	115
Corporate	16	9	29	15

Total	$1,903	$1,437	$3,864	$2,946

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

Upstream		$27,418	$24,247	$31,827	$28,858
Market Optimization		162	371	413	597
Corporate		275	263	1,937	1,530
Assets of Discontinued Operations	(Note 4)			195	3,163

Total		$27,855	$24,881	$34,372	$34,148

4. DISCONTINUED OPERATIONS
Midstream
On December 13, 2005, EnCana completed the sale of its Midstream natural gas liquids processing operations for total proceeds of $625 million (C$720 million). The natural gas liquids processing operations included various interests in a number of processing and related facilities as well as a marketing entity. A gain on sale of approximately $370 million, after-tax, was recorded.
During the fourth quarter of 2005, EnCana decided to divest of its natural gas storage operations. EnCana’s natural gas storage operations include the 100 percent interest in the AECO storage facility as well as facilities in the United States. On March 6, 2006, EnCana announced that it had reached an agreement to sell the gas storage operations for $1.5 billion. The sale, to a single purchaser, which is subject to closing conditions and applicable regulatory approvals, is expected to close in two stages. On May 12, 2006, the first stage of the sale was closed for proceeds of $1.3 billion. The second stage will close following receipt of regulatory approvals, expected to be later in 2006.
Ecuador
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in relation to Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On February 28, 2006, EnCana completed the sale of its interest in its Ecuador operations for $1.4 billion before indemnifications which are discussed further in this note.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended June 30,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties	$—	$241	$—	$—	$28	$195	$28	$436

Expenses
Production and mineral taxes	—	30	—	—	—	—	—	30
Transportation and selling	—	16	—	—	—	1	—	17
Operating	—	34	—	—	10	58	10	92
Purchased product	—	—	—	—	—	112	—	112
Depreciation, depletion and amortization	—	—	—	—	—	6	—	6
Administrative	—	—	—	—	—	—	—	—
Interest, net	—	—	—	—	—	—	—	—
Accretion of asset retirement obligation	—	1	—	—	—	—	—	1
Foreign exchange (gain) loss, net	—	1	(1)	(3)	9	—	8	(2)
(Gain) loss on discontinuance	232	—	—	—	(768)	—	(536)	—

	232	82	(1)	(3)	(749)	177	(518)	256

Net Earnings (Loss) Before Income Tax	(232)	159	1	3	777	18	546	180
Income tax expense (recovery)	—	108	2	1	(20)	6	(18)	115

Net Earnings (Loss) From Discontinued Operations	$(232)	$51	$(1)	$2	$797	$12	$564	$65

	For the six months ended June 30,
	Ecuador		United Kingdom		Midstream		Total
	2006	2005	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties *	$200	$432	$—	$—	$463	$818	$663	$1,250

Expenses
Production and mineral taxes	23	52	—	—	—	—	23	52
Transportation and selling	10	31	—	—	—	4	10	35
Operating	25	62	—	—	29	130	54	192
Purchased product	—	—	—	—	354	596	354	596
Depreciation, depletion and amortization	84	—	—	—	—	13	84	13
Administrative	—	—	—	—	—	—	—	—
Interest, net	(2)	—	—	—	—	—	(2)	—
Accretion of asset retirement obligation	—	1	—	—	—	—	—	1
Foreign exchange (gain) loss, net	1	1	—	(3)	9	(1)	10	(3)
(Gain) loss on discontinuance	279	—	—	—	(768)	—	(489)	—

	420	147	—	(3)	(376)	742	44	886

Net Earnings (Loss) Before Income Tax	(220)	285	—	3	839	76	619	364
Income tax expense (recovery)	59	154	2	1	(8)	27	53	182

Net Earnings (Loss) From Discontinued Operations	$(279)	$131	$(2)	$2	$847	$49	$566	$182

*	Revenues, net of royalties in Ecuador include realized losses of $1 million related to derivative financial instruments. In 2005, revenues, net of royalties included realized losses of $55 million and unrealized mark-to-market gains of $11 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	June 30, 2006				December 31, 2005
		United				United
	Ecuador	Kingdom	Midstream	Total	Ecuador	Kingdom	Midstream	Total

Assets
Cash and cash equivalents	$—	$6	$(13)	$(7)	$207	$8	$(7)	$208
Accounts receivable and accrued revenues	—	—	22	22	137	—	271	408
Risk management	—	—	2	2	—	—	21	21
Inventories	—	—	19	19	23	—	390	413

	—	6	30	36	367	8	675	1,050
Property, plant and equipment, net	1	—	158	159	1,166	—	520	1,686
Investments and other assets	—	—	—	—	360	—	—	360
Goodwill	—	—	—	—	—	—	67	67

	$1	$6	$188	$195	$1,893	$8	$1,262	$3,163

Liabilities
Accounts payable and accrued liabilities	$265	$27	$15	$307	$91	$27	$49	$167
Income tax payable	—	7	27	34	184	6	40	230
Risk management	—	—	—	—	—	—	41	41

	265	34	42	341	275	33	130	438
Asset retirement obligation	—	—	—	—	21	—	—	21
Future income taxes	—	—	22	22	162	(2)	86	246

	265	34	64	363	458	31	216	705

Net Assets of Discontinued Operations	$(264)	$(28)	$124	$(168)	$1,435	$(23)	$1,046	$2,458

Contingencies
EnCana has agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements.
During the second quarter, the Government of Ecuador seized the Block 15 assets, in which EnCana previously held a 40 percent economic interest, from the operator which is an event requiring indemnification under terms of EnCana’s sale agreement with Andes Petroleum Company. The purchaser requested payment and EnCana has accrued the maximum amount, calculated in accordance with the terms of the agreements, of approximately $265 million. At this point EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.
5. DIVESTITURES
Total proceeds received on sale of assets and investments was $257 million (2005 — $2,459 million) as described below:
Upstream
In 2006, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $13 million (2005 — $408 million).
In May 2005, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $591 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. INTEREST, NET

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Interest Expense — Long-Term Debt	$87	$105	$181	$206
Interest Expense — Other	5	3	10	7
Interest Income	(9)	(7)	(20)	(12)

	$83	$101	$171	$201

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Unrealized Foreign Exchange (Gain) Loss on Translation of U.S. Dollar Debt Issued in Canada	$(163)	$47	$(159)	$65
Other Foreign Exchange (Gain) Loss	(39)	72	1	86

	$(202)	$119	$(158)	$151

8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Current
Canada	$281	$110	$589	$282
United States	13	559	36	591
Other	3	(9)	3	(2)

Total Current Tax	297	660	628	871

Future	(228)	(379)	289	(674)

	$69	$281	$917	$197

Current income tax in the United States for the six months ended June 30, 2005 relates to income tax on the sale of the Gulf of Mexico assets.
The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Net Earnings Before Income Tax	$1,662	$1,055	$3,982	$809
Canadian Statutory Rate	34.8%	37.9%	34.8%	37.9%

Expected Income Tax	578	399	1,384	307

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	21	44	52	86
Canadian resource allowance	1	(42)	(19)	(90)
Canadian resource allowance on unrealized risk management losses	1	(5)	1	13
Statutory and other rate differences	(1)	(67)	(17)	(80)
Effect of tax rate changes*	(457)	—	(457)	—
Non-taxable capital (gains) losses	(32)	11	(33)	16
Tax basis retained on dispositions	—	(68)	—	(68)
Large corporations tax	(1)	—	—	4
Other	(41)	9	6	9

	$69	$281	$917	$197

Effective Tax Rate	4.2%	26.6%	23.0%	24.4%

*	During the second quarter, the Canadian federal and Alberta governments substantively enacted income tax rate reductions.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2006	2005

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$443	$1,425
Unsecured notes	830	793

	1,273	2,218

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	—
Unsecured notes	4,494	4,494

	4,494	4,494

Increase in Value of Debt Acquired *	65	64
Current Portion of Long-Term Debt	(73)	(73)

	$5,759	$6,703

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
10. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	June 30,	December 31,
	2006	2005

Asset Retirement Obligation, Beginning of Year	$816	$611
Liabilities Incurred	37	77
Liabilities Settled	(26)	(42)
Liabilities Disposed	—	(23)
Change in Estimated Future Cash Flows	16	135
Accretion Expense	24	37
Other	39	21

Asset Retirement Obligation, End of Period	$906	$816

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. SHARE CAPITAL
The Company has a stock-based compensation plan (“EnCana plan”) that allows employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous EnCana and Canadian Pacific Limited replacement plans expire 10 years from the date the options were granted.

	June 30, 2006		December 31, 2005
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	854.9	$5,131	900.6	$5,299
Common Shares Issued under Option Plans	4.6	101	15.0	294
Common Shares Repurchased	(43.7)	(373)	(60.7)	(462)

Common Shares Outstanding, End of Period	815.8	$4,859	854.9	$5,131

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To June 30, 2006, the Company purchased 43.7 million Common Shares for total consideration of approximately $2,073 million. Of the amount paid, $373 million was charged to Share capital and $1,700 million was charged to Retained earnings.
EnCana has obtained regulatory approval each year under Canadian securities laws to purchase Common Shares under four consecutive Normal Course Issuer Bids (“Bids”) which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase, for cancellation, up to approximately 85.6 million Common Shares under the renewed Bid which commenced on October 31, 2005 and will terminate no later than October 30, 2006.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at June 30, 2006. Information related to TSAR’s is included in Note 12.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	20.7	23.36
Exercised	(4.6)	23.64
Forfeited	(0.3)	23.81

Outstanding, End of Period	15.8	23.27

Exercisable, End of Period	15.4	23.24

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 22.99	1.4	2.0	15.22	1.4	15.05
23.00 to 23.49	0.3	1.6	23.23	0.2	23.25
23.50 to 23.99	5.9	1.8	23.89	5.8	23.89
24.00 to 24.49	7.7	0.9	24.17	7.7	24.17
24.50 to 25.99	0.5	2.2	25.23	0.3	25.23

	15.8	1.4	23.27	15.4	23.24

At June 30, 2006 the balance in Paid in surplus relates to Stock-Based Compensation programs.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at June 30, 2006. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2005.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Current Service Cost	$4	$2	$7	$4
Interest Cost	4	3	8	6
Expected Return on Plan Assets	(4)	(3)	(8)	(6)
Expected Actuarial Loss on Accrued Benefit Obligation	2	—	3	1
Expected Amortization of Past Service Costs	—	—	1	1
Amortization of Transitional Obligation	(1)	1	(1)	—
Expense for Defined Contribution Plan	6	5	11	10

Net Benefit Plan Expense	$11	$8	$21	$16

For the period ended June 30, 2006, contributions of $6 million have been made to the defined benefit pension plans.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at June 30, 2006:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	246,739	23.13
Exercised	(242,739)	23.18

Outstanding, End of Period	4,000	20.25

Exercisable, End of Period	4,000	20.25

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	319,511	14.33
Exercised	(253,875)	14.94

Outstanding, End of Period	65,636	11.96

Exercisable, End of Period	65,636	11.96

For the period ended June 30, 2006, EnCana has not recorded any compensation costs related to the outstanding SAR’s (2005 — $10 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at June 30, 2006:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,403,967	38.41
Granted	10,676,500	48.63
Exercised — SAR’s	(344,212)	35.01
Exercised — Options	(16,044)	32.47
Forfeited	(471,892)	40.81

Outstanding, End of Period	18,248,319	44.40

Exercisable, End of Period	2,067,199	36.33

For the period ended June 30, 2006, EnCana recorded compensation costs of $58 million related to the outstanding TSAR’s (2005 — $31 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at June 30, 2006:

		Average
	Outstanding	Share
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	836,561	26.81
Granted, Directors	70,000	56.71
Exercised	(52,562)	27.92
Units, in Lieu of Dividends	5,748	56.85

Outstanding, End of Period	859,747	29.38

Exercisable, End of Period	859,747	29.38

For the period ended June 30, 2006, EnCana recorded compensation costs of $8 million related to the outstanding DSU’s (2005 — $13 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at June 30, 2006:

		Average
	Outstanding	Share
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,704,348	30.65
Granted	18,540	29.66
Exercised	(239,794)	23.26
Forfeited	(200,818)	30.45

Outstanding, End of Period	4,282,276	31.08

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	739,649	25.22
Granted	2,367	25.53
Forfeited	(80,876)	22.50

Outstanding, End of Period	661,140	25.56

For the period ended June 30, 2006, EnCana recorded a reduction to compensation costs of $1 million related to the outstanding PSU’s (2005 — $33 million).
At June 30, 2006, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended			Six Months Ended
	March 31,	June 30,		June 30,
(millions)	2006	2006	2005	2006	2005

Weighted Average Common Shares Outstanding — Basic	847.9	829.6	872.0	838.7	881.8
Effect of Dilutive Securities	16.9	15.5	19.9	16.7	18.9

Weighted Average Common Shares Outstanding — Diluted	864.8	845.1	891.9	855.4	900.7

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Revenues, Net of Royalties	$160	$(114)	$(46)	$(133)
Operating Expenses and Other	2	5	3	10

Gain (Loss) on Risk Management — Continuing Operations	162	(109)	(43)	(123)
Gain (Loss) on Risk Management — Discontinued Operations	3	(32)	4	(56)

	$165	$(141)	$(39)	$(179)

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Revenues, Net of Royalties	$230	$315	$1,493	$(647)
Operating Expenses and Other	—	(1)	(2)	2

Gain (Loss) on Risk Management — Continuing Operations	230	314	1,491	(645)
Gain (Loss) on Risk Management — Discontinued Operations	(1)	31	22	1

	$229	$345	$1,513	$(644)

Amounts Recognized on Transition
Upon initial adoption of the current accounting policy for risk management instruments on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings.
At June 30, 2006, a net unrealized gain remains to be recognized over the next three years as follows:

Unrealized
Gain

2006
Three months ended September 30, 2006	$7
Three months ended December 31, 2006	6

Total remaining to be recognized in 2006	$13

2007	$15
2008	1

Total to be recognized	$29

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to June 30, 2006:

			Total
	Transition	Fair Market	Unrealized
	Amount	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(40)	$(640)	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2006	—	1,463	1,463
Fair Value of Contracts in Place at Transition Expired During 2006	11	—	11
Fair Value of Contracts Realized During 2006	—	39	39

Fair Value of Contracts Outstanding	$(29)	$862	$1,513
Unamortized Premiums Paid on Options		230

Fair Value of Contracts and Premiums Paid, End of Period		$1,092

Amounts Allocated to Continuing Operations	$(29)	$1,090	$1,491
Amounts Allocated to Discontinued Operations	—	2	22

	$(29)	$1,092	$1,513

At June 30, 2006, the remaining net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
June 30, 2006
Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1

Accounts payable and accrued liabilities	22
Other liabilities	8

Net Deferred Gain — Continuing Operations	$29

Risk Management
Current asset	$965
Long-term asset	313

Current liability	170
Long-term liability	18

Net Risk Management Asset — Continuing Operations	1,090
Net Risk Management Asset — Discontinued Operations	2

$1,092

A summary of all unrealized estimated fair value financial positions is as follows:

As at
June 30, 2006
Commodity Price Risk
Natural gas	$1,153
Crude oil	(68)
Credit Derivatives	(1)
Interest Rate Risk	6

Total Fair Value Positions — Continuing Operations	1,090
Total Fair Value Positions — Discontinued Operations	2

$1,092

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2005 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at June 30, 2006.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At June 30, 2006, the Company’s gas risk management activities from financial contracts had an unrealized gain of $985 million and a fair market value position of $1,155 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term		Average Price	Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	515	2006	5.65	US$/Mcf	$(133)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(23)
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(22)
Other	91	2006	5.07	US$/Mcf	(16)

NYMEX Fixed Price	260	2007	7.86	US$/Mcf	(117)
Other	8	2007	8.97	US$/Mcf	—

Options
Purchased NYMEX Put Options	2,693	2006	7.77	US$/Mcf	530
Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	3

Basis Contracts
Fixed NYMEX to AECO Basis	789	2006	(0.69)	US$/Mcf	71
Fixed NYMEX to Rockies Basis	322	2006	(0.60)	US$/Mcf	46
Fixed NYMEX to CIG Basis	297	2006	(0.83)	US$/Mcf	31
Other	170	2006	(0.34)	US$/Mcf	12

Fixed NYMEX to AECO Basis	747	2007	(0.72)	US$/Mcf	166
Fixed NYMEX to Rockies Basis	538	2007	(0.65)	US$/Mcf	205
Fixed NYMEX to CIG Basis	390	2007	(0.76)	US$/Mcf	135
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—

Fixed NYMEX to AECO Basis	191	2008	(0.78)	US$/Mcf	22
Fixed NYMEX to Rockies Basis	162	2008	(0.59)	US$/Mcf	48
Fixed NYMEX to Rockies Basis (NYMEX Adjusted)	100	2008	17% of NYMEX	US$/Mcf	(1)
Fixed NYMEX to CIG Basis	40	2008-2009	(0.68)	US$/Mcf	20

Purchase Contracts
Fixed Price Contracts
Waha Purchase	23	2006	5.32	US$/Mcf	4

					981
Other Financial Positions *					4

Total Unrealized Gain on Financial Contracts					985
Unamortized Premiums Paid on Options					170

Total Fair Value Positions					$1,155

Total Fair Value Positions — Continuing Operations					$1,153
Total Fair Value Positions — Discontinued Operations					2

Total Fair Value Positions					$1,155

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management activities.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2006
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At June 30, 2006, the Company’s oil risk management activities from financial contracts had an unrealized loss of $(128) million and a fair market value position of $(68) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term		Average Price	Value

Fixed WTI NYMEX Price	15,000	2006	34.56	US$/bbl	$(111)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	US$/bbl	5
Purchased WTI NYMEX Put Options	59,000	2006	50.44	US$/bbl	(16)
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	US$/bbl	27

Purchased WTI NYMEX Put Options	43,000	2007	44.44	US$/bbl	(29)

					(124)
Other Financial Positions *					(4)

Total Unrealized Loss on Financial Contracts					(128)
Unamortized Premiums Paid on Options					60

Total Fair Value Positions					$(68)

Total Fair Value Positions — Continuing Operations					$(68)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
15. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In the Gallo action, the decision dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims is on appeal to the United States Court of Appeals for the Ninth Circuit. The Gallo lawsuit is stayed pending this appeal.
Without admitting any liability in the lawsuits, WD has agreed to pay $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court subject to final documentation and approval by the San Diego Superior Court. The individual parties who had brought their own actions are not parties to this settlement. WD has also agreed to pay $2.4 million to settle the class action lawsuits filed in the United States District Court in California, without admitting any liability in the lawsuits, subject to final documentation and approval by the United States District Court.
New York
WD was a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD agreed to pay $8.2 million to settle the New York class action lawsuit. Final documentation and approval by the New York District Court have been obtained and WD has paid the stated settlement amount.
Based on the aforementioned settlements, a total of $31 million has been accrued. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)